UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024
Commission file number: 001-39721

NEOGAMES S.A.
(Translation of registrant’s name into English)

63-65, rue de Merl
L-2146 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On April 18, 2024, NeoGames S.A. (the “Company”) received approvals required for the completion of the business combination (the “Merger”) between the Company, Aristocrat Leisure Limited, an Australian public limited company (“Parent”) and Anaxi Investments Limited, a Cayman Islands exempted company and wholly owned subsidiary of Parent (“Merger Sub”), from each of the Louisiana Gaming Control Board and the Nevada Gaming Commission.

As of the date hereof, the Company and Parent have obtained or intend to waive all approvals required for the completion of the Merger, pursuant to the Business Combination Agreement, dated May 15, 2023, by and among the Company, Parent and Merger Sub (the “Business Combination Agreement”).

In accordance with the Business Combination Agreement, on or about April 24, 2024, the Company expects to transfer (by way of continuation) its statutory seat, registered office (siège statutaire) and seat of central administration (siège de l’administration centrale) from Luxembourg to the Cayman Islands and change its legal form as a Luxembourg law governed public limited liability company (société anonyme) to a Cayman Islands exempted company (without the dissolution of the Company or the liquidation of its assets) (the “Continuation”), and effective as of the date of registration specified in the certificate of continuation from the Cayman Registrar to be issued by the Cayman Registrar upon registration of the continuation of the Company as a Cayman Islands exempted company. In connection with the Continuation, the Company has requested that The Nasdaq Global Select Market (“Nasdaq”) suspend all trading in NeoGames shares as of the close of business on April 23, 2024.

The Merger is expected to close on or about April 25, 2024 and become effective at the time of the registration of the Statutory Plan of Merger (as defined in the Business Combination Agreement) by the Cayman Registrar, which is expected by the following business day. The Company has notified Nasdaq of the expected closing of the Merger and, following such closing, will request that Nasdaq file with the SEC a notification of removal from listing and/or registration on Form 25 to effect the delisting of all shares from Nasdaq and the deregistration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends to file a certification and notice of termination of registration on Form 15 with the SEC requesting the termination of registration of the shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

NEOGAMES S.A.

	By:	/s/ Moti Malul
	Name:	Moti Malul
	Title:	Chief Executive Officer
Date: April 18, 2024